Exhibit 21.1

Subsidiaries of Caladrius Biosciences, Inc.

Entity	Percentage of Ownership	Location
Caladrius Biosciences, Inc.	100%	United States of America
NeoStem Therapies, Inc.	100%	United States of America
Stem Cell Technologies, Inc.	100%	United States of America
Amorcyte, LLC	100%	United States of America
PCT, LLC, a Caladrius Company	80.1%	United States of America
NeoStem Family Storage, LLC	80.1%	United States of America
Athelos Corporation (1)	97%	United States of America
PCT Allendale, LLC	80.1%	United States of America
NeoStem Oncology, LLC	100%	United States of America

(1) As of December 31, 2015, Becton Dickinson's ownership interest in Athelos Corporation was 2.8%.